HAND & HAND, a professional corporation

24 Calle de la Luna

San Clemente, CA 92673

(949) 489-2400

February 19, 2010

VIA EDGAR AND US MAIL

Linda Cvrkel

Branch Chief

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Wellstone Filters, Inc.

Form 10-Q for the Quarter Ended September 30, 2008

File No. 0-28161

Dear Ms. Cvrkel:

On behalf of and as counsel to Wellstone Filter Sciences, Inc., formerly known as Wellstone Filters, Inc., we respond to the staff’s comment letter dated January 15, 2010.

1.

Your first comment requests supplemental information regarding the valuation for the issuance of shares by the issuer in conversion of debt, namely $952,444 of notes payable to third parties into 19,048,891 shares of common stock ($.05 per share) and $743,967 in debt owed to affiliates into 74,396,700 shares ($.01) per share. You mention that since the per-share valuation was different for the affiliate shares, that perhaps the affiliate party provided or obtained any rights or privileges in the exchange that should be given accounting recognition in the financial statements.

The exchange of debt for stock between the issuer and the affiliate party was valued at $.01 per share based on a Black-Scholes valuation as of the time the exchange was agreed upon in May, 2009.   The key factors in the model that was examined was future volatility of the underlying stock, and  implied volatility of the stock.  At that time the range of the stock price was between $.11 cents to $1.25 per share but with  only a few trades per year. In addition, if one examines the range at present day the bid is $.08 cents per share and the ask is $.22 cents per shares with little support on the bid price and only one or two trades each month. For example, the last trade was on February 4. Therefore, the valuation of the common stock was deemed to be nominal as of May 2009 due to the volatility of the issuer's common stock, and the lack of any trades in the common stock on the OTC BB during 2009 up to that date. Further additional factors were examined such as dividends (the company has not paid any dividends to date) , the negative book value of approximately $40 per share; and the lack of operating revenues of the issuer during the preceding 30 months. In addition, these shares were restricted and issued to an affiliate, who can only resell pursuant to the volume limitations of Rule 144, who cannot sell during blackout periods, and as to nearly all of the shares, does not yet have vested ownership in the shares. As stated in the financial statements, absent the attainment of earnings per share of no less than $.01, the shares vest 33.33% on each one year anniversary of their issuance, and thus are subject to a substantial risk of forfeiture.

There are other factors which resulted in a different valuation for the issuance of the non-affiliate shares as of June 30, 2009. The issuer's business is the exploitation of patented technology  for a cigarette filter that removes a significant percentage of the carcinogens from tobacco smoke without adversely affecting taste. In fact, the issuer believes that the filter enhances taste. The issuer launched its Wellstone brand of cigarettes in 2006, but, due to legal restrictions including the Tobacco Master Settlement Agreement, Wellstone could not make marketing claims regarding reduced risk -notwithstanding the fact that Management believes such reduced risk can be scientifically proven - and sales of the cigarette product ceased.  Since 2006 Management has been  working on international marketing of its filter.

On June 22, 2009, President Obama signed the Family Smoking and Tobacco Control Act. This legislation completely changed the regulatory environment for the issuer. The Act permits the issuer to file for FDA marketing approval  of its filters and market it and its Wellstone brand cigarettes in the USA. This was considered to be a material event for the company changing the potential value of the company’s stock. The issuer has discussed this filing with the FDA and intends to file for such marketing approval as soon as the FDA informs the issuer that it is ready to accept such filing.  The agreement with the non-affiliated debt holders was made on June 23, 2009 and the price of $.05 per share was determined based on arm's length negotiation and the perceived increased value of the company resulting from the changed regulatory environment.

2.

You expressed concerns regarding the language of the disclosure controls certifications. The issuer will revise the 10-Q and refile to comply; if possible the issuer would like to carry out one amendment as and when the issues in comment 1 are completely resolved.

If you have questions regarding Wellstone's response please call me at (949) 489-2400, or you may contact Mr. Ballard.  My fax is (949) 489-0034.

Very truly yours,

/s/ Jehu Hand

Jehu Hand

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